UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund V, L.P.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Joint Report(9)
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |11/11/|J(1)| |400,000           |D  |           |3,331,285          |D(2)  |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/11/|J(1)| |1,200,000         |D  |           |4,765,340          |D(3)  |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/11/|J(1)| |12,000            |D  |           |103,415            |D(4)  |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/11/|J(5)| |254,802           |A  |           |                   |D(7)  |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/11/|J(1)| |18,805            |D  |           |235,997            |D(7)  |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/11/|J(6)| |68,485            |A  |           |                   |D(8)  |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/11/|J(1)| |4,558             |D  |           |63,927             |D(8)  |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)  Distribution of shares to the Reporting Persons'
partners.
(2) By Centennial Fund V, L.P. ("Fund V"). Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of Fund V. By virtue of the relationship described, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund V. This Form is also being filed on behalf of Holdings V as an indirect beneficial owner of securities of the
Issuer.
Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings V (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund V and Holdings V, each of the Individual Partners may be deemed to control Holdings V and Fund V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V.
However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund V, and, as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund V. Jeffrey H. Schutz is a director of the
Issuer.
(3) By Centennial Fund IV, L.P. ("Fund IV"). Each of the Individual Partners is also one of the five general partners of Centennial Holdings IV, a
Delaware limited partnership ("Holdings IV"), which is the sole general partner of Fund IV. By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual partners may be deemed to control Holdings IV and Fund IV and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund IV, and, as a result, each individual partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV.
(4) By Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs"). Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of Entrepreneurs. By virtue of the relationship described, Holdings V may be deemed to control Entrepreneurs and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Entrepreneurs.
By virtue of the relationships described above and their roles with Entrepreneurs, each Individual Partner may be deemed to control Entreprenuers. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Entrepreneurs , and, as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Entrepreneurs.
(5)  Acquisition of shares from Holdings
IV.
(6)  Acquisition of shares from Holdings V.
(7)  By Holdings
IV.
(8)  By Holdings
V.
(9) Pursuant to the Stockholders Agreement entered into between the Issuer and each of the stockholders listed in Schedule I thereto (the
"Stockholders Agreement"), and pursuant to the Share Exchange Agreement dated as of April 24, 1998 between the Issuer and Castle Transmission
Services (Holdings) Ltd ("CTSH"), Telediffusion de France International S.A., Digital Future Investments B.V. and certain shareholders of CTSH (the
"Share Exchange Agreement"), Centennial Fund V, L.P. may be deemed to be the beneficial owner (as defined in Rule 16a-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended) of the securities of the Issuer owned by parties to the Stockholdes Agreement, but Centennial
Fund V, L.P. disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.
(10) This form is executed by Jeffrey H. Schutz, General Partner of Holdings V, the sole General Partner of Fund V.
Joint Filer Name:	Centennial Fund IV,
L.P.
Address:		1428 15th
Street
	                Denver, CO  80202

Signature:
_____________________________________________
                  /s/Jeffrey H. Schutz, General Partner

                 of Centennial Holdings IV, L.P., a Delaware limited partnership, the sole General Partner of Centennial Fund IV, a Delaware limited partnership
Joint Filer Name:	Centennial Holdings IV,
L.P.
Address:		1428 15th
Street
	                Denver, CO  80202

Signature:
_____________________________________________
                  /s/Jeffrey H. Schutz, General Partner

                 of Centennial Holdings IV, L.P., a Delaware limited partnership, the sole General Partner of Centennial Fund IV, L. P., a
Delaware
                 limited partnership



Joint Filer Name:	Centennial Entrepreneurs V,
L.P.
Address:		1428 15th
Street
	                Denver, CO  80202


Signature:  _____________________________________________
                  /s/Jeffrey H. Schutz, General Partner of
Centennial
                  Holdings V, L.P., a Delaware limited partnership, the
sole
                  General Partner of Centennial Entrepreneurs Fund V, L.P., a Delaware limited partnership
Joint Filer Name:	Centennial Fund V,
L.P.
Address:		1428 15th Street
	                Denver, CO  80202

Signature:
_____________________________________________
                 /s/Jeffrey H. Schutz, General
Partner
                 of Centennial Holdings V, L.P., a Delaware
limited
                 partnership, the sole General Partner of
                 Centennial Fund V, L.P., a Delaware
limited

partnership

Joint Filer Name:	Centennial Holdings V,
L.P.
Address:		1428 15th Street
	                Denver, CO  80202

Signature:
_____________________________________________
                  /s/Jeffrey H.
Schutz,
                 General Partner






SIGNATURE OF REPORTING PERSON
/s/Jeffrey H. Schutz, General Partner (10)
DATE
December 9, 1999